UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2020

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Notice of Small-Scale Stock Exchange

Shinhan Financial Group Co., Ltd. (“SFG”) hereby announces that it has reached a decision on exchanging of the common shares of SFG and Neoplux Co., Ltd. (“Neoplux”) by means of a small-scale stock exchange (the “Stock Exchange”) at the meeting of the board of directors held on November 13, 2020 in accordance with Article 360-2 through Article 360-10 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Companies Act of Korea (the “FHCA”) and notifies the following:

1. Board resolution

A. Date: November 13, 2020

B. Resolution of the board of directors meeting: SFG has decided to proceed with the Stock Exchange with Neoplux in accordance with Article 360-2 through Article 360-10 of the KCC and Article 62-2 of the FHCA.

2. Overview of the Stock Exchange Agreement (the “Stock Exchange Agreement”)

A. Purpose

Upon the completion of the Stock Exchange, the shares issued by Neoplux and owned by shareholders of Neoplux other than SFG will be transferred to SFG on the Stock Exchange Date (as defined below) and such shareholders will become shareholders of SFG by acquiring newly issued shares of SFG. As such, the purpose of the Stock Exchange is to enable SFG to become a parent company holding 100% of the stock of Neoplux and Neoplux to become a wholly owned subsidiary of SFG.

B. Allocation of new shares

SFG shall allocate newly issued shares of SFG to the shareholders registered in shareholder register of Neoplux as of the stock exchange date (expected to be December 29, 2020, the “Stock Exchange Date”) at an exchange ratio of 0.0893119 shares of SFG for each share of Neoplux (including the treasury shares held by Neoplux as of the Stock Exchange Date and shares acquired by Neoplux as a result of the exercise of appraisal right by its shareholders dissenting to the Stock Exchange). In respect of any resulting fractional shares, SFG expects to pay in cash to shareholders of Neoplux an amount calculated based on the closing price of the shares to be issued by SFG on the first day on which such shares are listed and traded on the KOSPI Market of the Korea Exchange within one month from the Stock Exchange Date.

C. Class and number of shares to be allocated by SFG for the Stock Exchange

① The shares to be allocated are registered common shares.

② The total number of shares to be allocated is derived by multiplying the number of registered common shares of Neoplux owned by the shareholders of Neoplux on the Stock Exchange Date (expected to be December 29, 2020) by the exchange ratio specified in section B above (any fractional shares resulting from the allocation of shares will be treated as specified in section B above.)

D. Procedures of the Stock Exchange

As the total number of newly issued shares of SFG that are expected to be allocated to shareholders of Neoplux does not exceed 10% of the total number of issued and outstanding shares of SFG, approval by the general meeting of shareholders is not required and a resolution of the board of directors will suffice pursuant to paragraph (1) of Article 360-10 of the KCC.

E. Date of the board resolution that replaces approval by the general meeting of shareholders: November 13, 2020

F. Stock Exchange Date: December 29, 2020 (tentative)

G. Other

① Each party will be responsible for all of its expenses and taxes in connection with the Stock Exchange.

② Detailed schedule, procedures and any matters related to the Stock Exchange including the change of the schedule of the Stock Exchange as well as any other matters related to the Stock Exchange not decided by the board of directors are delegated to the representative director of SFG to the extent so resolved by the board of directors of SFG.

③ Matters not expressly provided for in the Stock Exchange Agreement will be determined in accordance with the FHCA, the Financial Investment Services and Capital Markets Act of Korea and the KCC.

④ The Stock Exchange Agreement may be terminated or amended by mutual written agreement of SFG and Neoplux upon the occurrence of any of the following events.

-

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, if any matters relating to the terms and conditions of the Stock Exchange Agreement violate any relevant laws or accounting standards, the parties may, by mutual written agreement, terminate or amend the Stock Exchange Agreement. \

-

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, upon the occurrence of any of the following events, the parties may, by mutual written agreement, terminate or amend the Stock Exchange Agreement.

i.

If shareholders owning 20% or more of the total number of issued and outstanding shares of SFG provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the FHCA.

ii.	If there is a material adverse change to the assets or management status of SFG or Neoplux as a result of a force majeure event or other causes.
iii.	If the Stock Exchange fails to obtain necessary approval for the Stock Exchange Agreement from the government or related authority.
iv.	If the Stock Exchange results in an incurable violation of law or an unfair exchange ratio which is expected to make the existence of the Stock Exchange Agreement impossible.

⑤ If the Stock Exchange Agreement is terminated or amended pursuant to the conditions above, neither SFG nor Neoplux nor any of their respective shareholders, officers, employees, agents or other representatives will have any liability under the Stock Exchange Agreement or in relation to the Stock Exchange.

⑥ The parties may enter into a separate agreement regarding matters necessary for the Stock Exchange, in which case such separate agreement will be deemed to be a part of the Stock Exchange Agreement.

⑦ In the event there are changes to the exchange ratio or other terms of the Stock Exchange, the parties may enter into an agreement, in which case such agreement will be deemed to be a part of the Stock Exchange Agreement.

3. Company to become a wholly owned subsidiary by the Stock Exchange

A.	Company name: Neoplux Co., Ltd.

B.	Address of headquarters: 18F, 534, Teheran-ro, Gangnam-gu, Seoul (Glass Tower Building, Daechi-dong)

4. Matters relating to Notice of Dissent

A. Procedures

Any SFG shareholder registered in the shareholder register as of November 24, 2020 who wishes to dissent to the resolution of the board of directors on the Stock Exchange must submit the Notice of Dissent to the Board Resolution (Form 1).

① To directly submit to SFG:

The shareholder must submit the original copy of the form in person to the below address by December 2, 2020.

(Address: Floor 16, SFG IR Team, Shinhan Bank Headquarters, 20, Sejong-daero-9gil, Jung-gu, Seoul (Taepyeong-ro-2ga) (Tel. +82-2-6360-3072))

② To submit through account management agency such as a securities company with which the shareholder’s customer account is opened:

The form shall be submitted to the account management agency by the date designated by such agency (please contact the account management agency for detailed instructions).

※ For the dissenting holders of our American Depository Receipt, please contact Jayne Whalen at Computershare at +1-201-222-4412 to report an objection form. A completed objection form needs to be faxed to Citibank, N.A., depositary of Shinhan Financial Group, prior to 4:00 pm (New York time) on Nov 30th, 2020 at +1-201-222-4593 (attn.: Jayne Whalen)

B. Appraisal right

No appraisal right shall be granted pursuant to paragraph (7) of Article 360-10 of the KCC.

C. Effect of notice of dissent

Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders holding 20% or more of the total number of issued and outstanding shares of SFG oppose to the Stock Exchange in writing, SFG may not proceed with a small-scale stock exchange, in which case SFG and Neoplux will review whether to proceed with the Stock Exchange in accordance with the Stock Exchange Agreement.

[Form 1]

To: Shinhan Financial Group Co., Ltd.

Notice of Dissent to the Board Resolution

I hereby submit a written notice of dissent to replacing the approval at a general meeting of the shareholders with the resolution of the board of directors for the small scale stock exchange between Shinhan Financial Group Co., Ltd. and Neoplux Co., Ltd.

Shareholder number:

Number of shares owned – Common share:                shares

Number of dissenting shares – Common share:              shares

MM/DD/2020

Address:

Date of birth(Business registration number):

Name(Corporate name):                (Stamp)      (Contact number:                        )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 25, 2020	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer